Mail Stop 4561

May 21, 2008

Gregory A. Smith
Senior Vice President
and Chief Financial Officer
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

> **RE: Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 001-33488**

Dear Mr. Smith,

We have reviewed your response dated May 12, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 15, Long-term Borrowings, page 86

1.   We note your response to comment 2. You state that as part of this remarketing
        you elected to change both the maturity date and interest rate of the subordinated
        debt securities. Please address the following:

        a. Tell us in greater detail how you determined it was appropriate to use the
            modified maturity date of August 17, 2009 in your present value of cash flows
            analysis for the subordinated debt securities as opposed to the original
            maturity date of August 15, 2038. Refer to paragraph 6 in the present value of
            cash flows guidance section of EITF 96-19.

        b. Tell us the dollar and percentage difference in calculated present values if the
            original maturity date of August 15, 2038 had been used in your analysis.

Form 10-Q for the period ended March 31, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

2.   We note that you do not consider counterparty credit risk to be a significant input.
        Please address the following:

        a. Clarify whether you actually factor in the impact of counterparty credit risk
            into the value of your derivative assets but the impact is just not significant, or
            whether you do not consider the impact of counterparty credit risk as you
            have qualitatively determined the impact to be insignificant on the fair value
            of these instruments.

        b. Clarify whether this was a change upon the adoption of SFAS 157, or whether
            you applied a similar methodology prior to the adoption of SFAS 157.

        c. Tell us, and disclose in future filings, whether you factor in your own credit
            risk into the value of your derivative liabilities, consistent with the guidance
            in paragraph 15 of SFAS 157.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Amit Pande, Assistant Chief Accountant, at (202) 551-3423 if you have questions regarding our comment.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant